IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES DATES FOR ITS THIRD QUARTER 2020 RESULTS

Toronto, Ontario, October 1, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") will release its third quarter 2020 financial results after market hours on Wednesday, November 4th, 2020.

CONFERENCE CALL

A conference call will be held on Thursday, November 5th, 2020, at 8:30 a.m. (Eastern Time) for a discussion with management regarding the Company's operating performance and financial results for the third quarter 2020. A webcast of the conference call will be available through the Company's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: **1-800-319-6413** or International number: **1-604-638-9010**, passcode: 5340#

Please dial in 10 - 15 minutes prior to the scheduled start time as call volumes are heavy. If you are still unable to connect from your primary telephone network after attempting all of the dial-in numbers provided, if available, please retry using an alternate telephone network.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs approximately 5,000 people. IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

IAMGOLD is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

<u>Please note:</u>

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.